FOR IMMEDIATE RELEASE

MADECO ANNOUNCES THE SUBSCRIPTION OF THE REMAINDER SHARES OF THE COMPANY'S CAPITAL INCREASE

(Santiago, CHILE, May 5, 2006) Madeco S.A. ("Madeco" or "the Company") (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS"):

We hereby inform you that on today's date, 192,802,758 shares equal to 100 percent of the remaining shares issued and registered on October 17, 2005 under the No. 759 in the Registro de Valores de la SVS (Securities Registry of the Superintendency), were placed on the Santiago Stock Exchange.

With this placement, the total of 1,100,000,000 shares included in the above inscription are now subscribed and paid.

The stock was auctioned at the price of Ch$ 48.5 per share, which means the Company received a total of approximately Ch$ 9,315 million for the transaction.

Sincerely,

MADECO S.A.

Tiberio Dall'Olio Lenzini

CEO

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For further information contact:

Sergio Dussaillant Ch.

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : sdc@madeco.cl

Web Site : www.madeco.cl

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open anonymous corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, sweets and cosmetics.

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in company strategy, or in capital spending, or reflect the occurrence of unanticipated events.